                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

[X] ANNUAL REPORT PURSUANT TO SECTION 15-(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15-(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_____________________to___________________________

Commission file number 1-6706

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

             BADGER METER EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Badger Meter, Inc.
                             4545 W. Brown Deer Road
                               Milwaukee, WI 53223

                              REQUIRED INFORMATION

The Badger Meter Employee Savings and Stock Ownership Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Wipfli LLP was the independent auditor for the Plan for the year ended December 31, 2003. The former independent auditor for the Plan, Ernst & Young LLP, audited the plan year ended December 31, 2002.

Badger Meter Employee Savings and Stock
Ownership Plan

Financial Statements and Additional Information
December 31, 2003 and 2002

Table of Contents

Reports of Independent Registered Public Accounting Firms.............................               4

Financial Statements
   Statements of Net Assets Available for Benefits....................................               6
   Statement of Changes in Net Assets Available for Benefits..........................               7
   Notes to Financial Statements......................................................               8

Additional Information
   Schedule H Item 4i - Schedule of Assets Held for Investment Purposes...............              19
   Schedule H Item 4j - Schedule of Reportable Transactions...........................              20

Report of Independent Registered Public Accounting Firm

Employee Benefit Plans Committee of the Board of Directors of Badger Meter, Inc. Badger Meter Employee Savings and Stock Ownership Plan
Milwaukee, Wisconsin

We have audited the accompanying statement of net assets available for benefits of Badger Meter Employee Savings and Stock Ownership Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information of assets held for investment purposes as of December 31, 2003 and reportable transactions for the year ended December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Wipfli LLP

June 4, 2004, except for note 5, as to which the date is June 17, 2004 Milwaukee, Wisconsin

Report of Independent Registered Accounting Firm

Employee Benefit Plans of the Board of Directors of Badger Meter, Inc. Badger Meter Employee Savings and Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of Badger Meter Employee Savings and Stock Ownership Plan as of December 31, 2002. This statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 in conformity with United States generally accepted accounting principles.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin
May 9, 2003

Badger Meter Employee Savings and Stock
Ownership Plan

Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

                                               2003                  2002
                                           ------------          ------------
Cash                                       $    174,674          $          0

Investments, at fair value                   41,487,833            34,578,274

Receivables:
  Company contributions                         223,952               255,625
  Broker                                              0                58,828
  Interest                                        5,400                56,577
                                           ------------          ------------

     Total receivables                          229,352               371,030
                                           ------------          ------------

Total assets                                 41,891,859            34,949,304
                                           ------------          ------------

Liabilities:
  Notes payable                               1,285,000             1,535,000
                                           ------------          ------------

NET ASSETS AVAILABLE FOR BENEFITS          $ 40,606,859          $ 33,414,304
                                           ============          ============

See accompanying notes to financial statements.                                6

Badger Meter Employee Savings and Stock
Ownership Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2003

                                                                     2003
                                                                 ------------
Additions:
  Investment income:
     Net appreciation in fair value of investments               $  5,794,035
     Interest and dividends                                           975,379
                                                                 ------------

       Total investment income                                      6,769,414
                                                                 ------------

  Contributions:
     Company                                                          223,952
     Roll over                                                        332,504
     Participants                                                   2,436,472
                                                                 ------------

       Total contributions                                          2,992,928
                                                                 ------------

Total additions                                                     9,762,342
                                                                 ------------

Deductions:
  Benefits paid to participants                                     2,522,460
  Interest expense                                                     44,333
  Loan fees                                                             2,994
                                                                 ------------

     Total deductions                                               2,569,787
                                                                 ------------

Net increase                                                        7,192,555
                                                                 ------------

Net assets available for benefits:
Balance at beginning of year                                       33,414,304
                                                                 ------------

Balance at end of year                                           $ 40,606,859
                                                                 ============

See accompanying notes to financial statements.                                7

Badger Meter Employee Savings and Stock
Ownership Plan

Notes to Financial Statements

Note 1        Description of the Plan

              General

              The following description of the Badger Meter Employee Savings and Stock Ownership Plan ("the Plan") is for general information purposes only. Participants should refer to the summary plan description for a more complete description of the Plan. The Plan is a defined-contribution plan adopted under Section 401(k) of the Internal Revenue Code (the "Code"). The Plan was established as of January 1, 1991, to consolidate the Badger Meter Savings Plan, the Badger Meter Payroll-Based Employee Stock Ownership Plan, and the Badger Meter Employee Stock Ownership Plan into a single plan.

              Substantially all domestic employees of Badger Meter, Inc. ("the Company") are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

              Contributions

              Participant contributions may be made to a maximum of 20% of their compensation on a pretax basis, not to exceed the amount allowed by the Code. Company contributions are made at a rate of 25% of the participant contributions, with the Company contribution percentage applying to a maximum of 7% of the participant's compensation for the year. The Company may also contribute additional amounts over and above the required contribution at the discretion of the Company's Board of Directors. No such contributions were made in 2003.

              Participant contributions are directed into various investment options (currently totaling nine) at the participant's discretion. Company contributions are made in cash and are used by the Plan to repay principal and interest on the note payable (see Note 5). As principal and interest payments are made on the note payable, unallocated shares of Badger Meter, Inc. common stock, which serve as collateral for the note payable, are released to Plan participants and provide the Company matching contribution at current market values. Participant contributions may be temporarily invested in a money market common trust fund before being invested in the aforementioned investments.

Badger Meter Employee Savings and Stock
Ownership Plan

Notes to Financial Statements

Note 1        Description of the Plan (Continued)

              Contributions (Continued)

              All contributions are excluded from the participant's current wages for federal income tax purposes. No federal income tax is paid for the pretax contributions and growth thereon until the participant withdraws them from the Plan.

              Participant Accounts

              Each participant's account is credited with the participant's contribution, the Company's matching contribution, an allocation of the Company's discretionary contribution, if any, and Plan earnings. The Company's discretionary contribution is allocated equally to all participants. Plan earnings are allocated based on the participant's account balances in relation to total participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

              Vesting

              Participants are fully vested in all amounts in their accounts.

              Payment of Benefits

              Upon retirement, death, disability, or termination of employment, the participant's account shall generally be distributed in a single lump sum. Final distributions will be made either in shares of Company common stock plus cash in lieu of fractional shares or entirely in cash.

Badger Meter Employee Savings and Stock
Ownership Plan

Notes to Financial Statements

Note 1        Description of the Plan (Continued)

              Withdrawals

              A participant's contribution may not be withdrawn prior to retirement, death, disability, termination of employment, or termination of the Plan, except for financial hardship, a one-time distribution after age 59-1/2, or in the form of loans to participants. The Plan defines financial hardship as expenses related to college education, uninsured major medical expense, purchase of the participant's principal residence, or other financial need that cannot be met from other resources of the participant. All withdrawals are subject to approval by the Plan Administrator.

              Loans to Participants

              Participants are allowed to borrow from their separate account balance. The amount of a loan shall not be less than $1,000 or more than $50,000 and shall not exceed 50% of the participant's account balance.

              Loan maturities cannot exceed 60 months and are secured by the participants' vested interests in the Plan. Amounts loaned to a participant do not share in the allocations of Plan earnings (see Participant's Accounts above), but are credited with the interest earned on the loan balance payable by the participant charged at a reasonable rate as determined by the Plan Administrator.

Note 2        Summary of Significant Accounting Policies

              Basis of Accounting

              The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Badger Meter Employee Savings and Stock
Ownership Plan

Notes to Financial Statements

Note 2        Summary of Significant Accounting Policies (Continued)

              Investment Valuation

              The investment in the guaranteed income group annuity insurance contract is valued at contract value as reported by Massachusetts Mutual Life Insurance Company ("Mass Mutual"). Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay benefits and the insurance company's administrative expenses. The Mass Mutual contract is a "fully benefit-responsive" investment contract, as defined in Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." As such, this contract is stated at contract value as reported by the insurance company. Crediting interest rates are adjusted annually on January 1.

              The investments in mutual funds are valued at the redemption price established by the fund's trustee based upon the quoted prices of the underlying assets.

              Units of common trust funds are valued at quoted redemption price.

              The investment in Badger Meter, Inc. common stock, which is traded on the American Stock Exchange, is valued at the last reported sales price on the last business day of the Plan year.

              The money market fund is valued at fair valued based on quoted market or redemption price on the last business day of the Plan year.

              Loans receivable from participants are reported at their unpaid principal balance, which approximates fair value.

Badger Meter Employee Savings and Stock
Ownership Plan

Notes to Financial Statements

Note 2        Summary of Significant Accounting Policies (Continued)

              Use of Estimates in Preparation of Financial Statements

              The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that directly affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates.

              Expenses

              Expenses related to the administration of the Plan are paid by the Company. Investment expenses are payable by the Plan and reimbursed by the Company at its discretion.

              Payment of Benefits

              Benefits are recorded when paid.

              Risk and Uncertainties

              The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Badger Meter Employee Savings and Stock
Ownership Plan

Notes to Financial Statements

Note 3        Investments

              Guaranteed Income Group Annuity Contract No. IG 4178

              This contract is an unallocated insurance contract with Mass Mutual, which is credited at least annually for interest earned. Interest rates for 2003 and 2002 were 5.00% and 6.25%, respectively. Mass Mutual determines the annual guaranteed interest rate each January 1. The average yields for 2003 and 2002 were 5.00% and 6.25%, respectively.

              Badger Meter, Inc. Common Stock

              The Plan's investment in Badger Meter, Inc. stock consists of 366,264 shares and 392,176 shares as of December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, the fair value of the Plan's investment in Badger Meter, Inc. common stock, as determined by quoted market price, was $13,972,972 and $12,589,277, respectively.

              During 2003, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

                                                                     2003
                                                                  -----------
Badger Meter, Inc. common stock                                   $ 2,121,338
Common trust funds                                                  1,833,372
Mutual funds                                                        1,839,325
                                                                  -----------

Net appreciation in fair value of investments                     $ 5,794,035
                                                                  ===========

Badger Meter Employee Savings and Stock
Ownership Plan

Notes to Financial Statements

Note 3        Investments (Continued)

              Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                                               2003
                                                                           ------------
Badger Meter, Inc. common stock                                            $ 13,972,972
M&I Growth Balanced Portfolio                                                 3,289,041
M&I Diversified Stock Portfolio                                               5,097,067
Massachusetts Mutual Unallocated Insurance Contract                          10,156,268
Heartland Value Plus Fund                                                     4,082,276
                                                                           ------------

Total                                                                      $ 36,597,624
                                                                           ------------

Note 4        Allocated and Unallocated Net Assets Available For Benefits

              Information about net assets available for benefits as of December 31, 2003 and 2002 and the significant components of changes in net assets available for benefits during 2003 related to allocated and unallocated net assets is as follows:

                                                              2003                   2002
                                                          ------------           ------------
Cash (allocated)                                          $    108,626           $          0
Cash (unallocated)                                              66,048                      0

Investments, at fair value:
   Badger Meter, Inc. common stock (allocated)              11,589,093             10,193,205
   Badger Meter, Inc. common stock (unallocated)             2,383,879              2,396,072
   Marshall money market fund (allocated)                            0                 43,820
   Marshall money market fund (unallocated)                          0                 92,908
   Investments (allocated)                                  27,514,861             21,852,269

Receivables:
   Company (unallocated)                                       223,952                255,625
   Broker (allocated)                                                0                 58,828
   Interest (allocated)                                          5,361                 56,577
   Interest (unallocated)                                           39                      0

Note payable (unallocated)                                  (1,285,000)            (1,535,000)
                                                          ------------           ------------

Total                                                     $ 40,606,859           $ 33,414,304
                                                          ------------           ------------

Badger Meter Employee Savings and Stock
Ownership Plan

Notes to Financial Statements

Note 4        Allocated and Unallocated Net Assets Available For Benefits
              (Continued)

                                                            2003
                                     -------------------------------------------------
                                     Unallocated         Allocated            Total
                                     -----------        -----------        -----------
Change in net assets:
Net appreciation in fair value       $   378,046        $ 5,415,989        $ 5,794,035
Interest and dividends                    66,610            908,769            975,379
Contributions:
  Company                                223,952                  0            223,952
  Roll over                                    0            332,504            332,504
  Participants                                 0          2,436,472          2,436,472
Benefits paid to participants                  0         (2,522,460)        (2,522,460)
Interest expense                         (44,333)                 0            (44,333)
Loan fees                                      0             (2,994)            (2,994)
Transfers                               (444,962)           444,962                  0
                                     -----------        -----------        -----------

Total                                $   179,313        $ 7,013,242        $ 7,192,555
                                     ===========        ===========        ===========

              Effective January 1, 2003, all participants have the ability to direct the investments within their accounts. Accordingly, all allocated investments are fully participant directed.

Note 5        Note Payable

              At December 31, 2003, the outstanding balance on the loan is $1,285,000. The terms of the loan allow variable payments of principal with the final principal and interest payment due April 30, 2006. Interest is payable at the prime interest rate (effective rate of 4.00% at December 31, 2003) or at the LIBOR rate plus 1.50% (effective rate of 2.66% at December 31, 2003). At December 31, 2003, the Plan has exercised its option to designate the outstanding balance as a LIBOR rate loan. The note payable is secured by the unallocated shares of Badger Meter, Inc. common stock held by the Plan (see summary below). In addition, the Company has guaranteed the note payable and is obligated to contribute sufficient cash to the Plan to enable it to repay the loan principal and interest in the event the Plan is unable to settle its obligation.

Badger Meter Employee Savings and Stock
Ownership Plan

Notes to Financial Statements

Note 5        Note Payable (Continued)

              The pledged unallocated shares of Badger Meter, Inc. common stock are released as principal and interest payments are made on the note payable. The shares released, less any shares that are distributed as benefit payments, are considered available and are allocated to the participants' accounts just prior to each annual principal due date on the note payable.

              The note agreement contains certain restrictions and covenants, including a limitation on additional borrowings.

              The Company contributions are used to make principal and interest payments on the note payable. The Plan will release unallocated shares with a value in excess of the principal payments made due to appreciation of the Company's stock.

              As of December 31, 2002, $1,535,000 was due under a note payable with terms and conditions similar to the note payable described above. The note was refinanced during 2003.

              At December 31, 2003 and 2002, the breakdown between allocated and unallocated shares was as follows:

                                               2003
                      ----------------------------------------------------
                         Shares
                      Available for
                         Benefits             Cost             Fair Value
                      -------------       -----------          -----------
Allocated                303,777          $ 4,462,679          $11,589,093
Unallocated               62,487              875,548            2,383,879
                         -------          -----------          -----------

Total                    366,264          $ 5,338,227          $13,972,972
                         =======          ===========          ===========

Per share                                                      $     38.15
                                                               ===========

Badger Meter Employee Savings and Stock
Ownership Plan

Notes to Financial Statements

Note 5        Note Payable (Continued)

                                               2002
                      ----------------------------------------------------
                         Shares
                      Available for
                         Benefits             Cost             Fair Value
                      -------------       -----------          -----------

Allocated                317,532          $ 4,233,902          $10,193,205
Unallocated               74,644            1,265,788            2,396,072
                         -------          -----------          -----------

Total                    392,176          $ 5,499,690          $12,589,277
                         =======          ===========          ===========

Per share                                                      $     32.10
                                                               ===========

Note 6        Plan Termination

              Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 7        Income Tax Status

              The Plan has received a determination letter from the Internal Revenue Service dated August 3, 1995, stating that the Plan is qualified under Section 401(a) and 401(k) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. A new determination letter has been requested in 2002 but not yet received. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Badger Meter Employee Savings and Stock
Ownership Plan

Notes to Financial Statements

Note 8        Related Party Transactions

              During 2003 and 2002, the Plan received $398,904 and $404,120, respectively, in common stock dividends from the Company.

Note 9        Voting Rights

              Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. Unallocated shares are voted on by the Plan's administrative committee on behalf of the collective best interest of plan participants and beneficiaries.

Additional Information

Badger Meter Employee Savings and
Stock Ownership Plan

Schedule H Item 4i - Schedule of Assets Held for Investment Purposes
EIN: 39-0143280 Plan Number: 009
Year Ended December 31, 2003

            Identity of Issue                              Description of Investment               Cost           Current Value
-------------------------------------------               ---------------------------         --------------      -------------
Badger Meter, Inc. Common Stock *                               366,264 shares                $    5,338,227      $  13,972,972

Massachusetts Mutual Life Insurance Company
Insurance Contract                                                                                        **         10,156,267
Heartland Value Plus Fund                                       173,198 shares                            **          4,082,276
Marshall Government Income Fund *                               136,275 shares                            **          1,320,500
Marshall International Stock Fund *                              94,176 shares                            **          1,072,668
M&I Growth Balanced Portfolio *                                 147,288 shares                            **          3,289,041
M&I Diversified Stock Portfolio *                               200,444 shares                            **          5,097,067
Fidelity Advisor Mid Cap Fund                                    40,915 shares                            **            916,898
Managers Special Equity Fund                                      8,355 shares                            **            655,816
Participant loans                                         Interest rates ranging              $      924,328            924,328
                                                          between 4.0% and 9.5%
                                                          with various maturity dates
                                                                                                                  -------------

Total Assets Held for Investment Purposes                                                                         $  41,487,833
                                                                                                                  =============

* Party-in-interest.

** Cost information not required for participant-directed investments.

See report of independent registered public accounting firm.                  19

Badger Meter Employee Savings and
Stock Ownership Plan

Schedule H Item 4j - Schedule of Reportable Transactions
EIN: 39-0143280 Plan Number: 009
Year Ended December 31, 2003

                                                                                            Current Value
                                                                                             of Asset on
                           Description of        Purchase                        Cost of     Transaction     Net Gain or
  Identity of Issue             Asset              Price       Selling Price      Asset       Date             (Loss)
----------------------   ------------------    ------------    --------------   ---------    -----------     -----------
Category (iii) - Series of security transactions in excess of 5% of plan assets:

Marshall & Ilsley Bank   Cash                  $    900,789    $            0   $ 900,789    $   900,789     $         0
Marshall & Ilsley Bank   Cash                  $          0    $      891,772   $ 891,772    $   891,772     $         0
Marshall & Ilsley Bank   Badger Meter, Inc.
                         Common Stock          $    334,430                     $ 334,430    $   334,430     $         0
Marshall & Ilsley Bank   Badger Meter, Inc.
                         Common Stock          $          0    $    1,120,623   $ 465,521    $ 1,120,623     $   655,102
                                               ============    ==============   =========    ===========     ===========

There were no category (i), (ii) or (iv) reportable transactions for the year ended December 31, 2003.

See report of independent registered public accounting firm.                  20

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       Badger Meter
                                       Employee Savings and Stock Ownership Plan

Date: June 25, 2004               By:  /s/ Richard A. Meeusen
                                       -----------------------------------------
                                       Richard A. Meeusen
                                       Trustee

                                  By:  /s/ Ronald H. Dix
                                       -----------------------------------------
                                       Ronald H. Dix
                                       Trustee

                                  EXHIBIT INDEX

Exhibit No.                      Description
-----------                      -----------
23.1           Consent of Wipfli LLP, Independent Auditors

23.2           Consent of Ernst & Young LLP, Independent Registered Accounting Firm

                                                                              22